DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
c/o Davidson Diversified Properties, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
July 31, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MP Value Fund 7, LLC, Steve Gold, MPF DeWaay Fund 4, LLC, MPF Income Fund 24, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy up to 244 units of limited partnership interest, or approximately 20% of the outstanding units of limited partnership interest (“Units”) in Davidson Diversified Real Estate II, L.P., a Delaware limited partnership (the “Partnership”). The managing general partner of the Partnership, Davidson Diversified Properties, Inc., first became aware of the offer by the MacKenzie Group on July 20, 2007.
     The Partnership, through its managing general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The managing general partner does not express any opinion, and is remaining neutral with respect to the MacKenzie Group’s offer, primarily because the managing general partner does not have a reliable indicator of the fair value of the Units. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the managing general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s offer price is $8,000 per Unit, less the amount of any distributions declared or made between July 20, 2007 and August 21, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	While the MacKenzie Group is offering $8,000 per Unit, its offer to purchase estimates the liquidation value of the Partnership to be approximately $9,278 per Unit.

•	The records of the managing partner indicate that affiliates of the MacKenzie Group beneficially own 5.75 Units as of July 23, 2007. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object.

•	The MacKenzie Group’s offer states that Unitholders who tender their Units pursuant to the offer will have the right to withdraw Units tendered at any time until the MacKenzie Group’s offer has expired. The expiration date is currently August 21, 2007. If the MacKenzie Group has not accepted your Units for payment by September 18, 2007, you may withdraw Units tendered at any time after September 18, 2007 until they are accepted for payment.

•	AIMCO Properties, L.P. (collectively with its affiliates, “AIMCO Properties”), which collectively holds 706 Units, or approximately 57.67% of the total outstanding Units of 1,224.25, does not intend to tender any of its Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 244 Units. If more than 244 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept for purchase 244 Units from tendering Unitholders on a pro rata basis. The MacKenzie Group’s offer allows a Unitholder to sell ‘all or none’ of its Units, thereby allowing Unitholders the option to avoid proration if more than 244 Units are tendered. A Unitholder who elects to tender its Units but does not elect the ‘all or none’ option may be unable to fully dispose of its investment in the Partnership.

•	The Partnership’s investment properties consist of three apartment complexes: Big Walnut Apartments, a 251-unit complex located in Columbus, Ohio; The Trails Apartments, a 248-unit complex located in Nashville, Tennessee; and Reflections Apartments, a 582-unit complex located in Indianapolis, Indiana. The managing general partner is considering the sale of the Reflections and Big Walnut properties, although neither property is currently listed or being marketed for sale. The managing general partner is also considering other strategic alternatives involving the Partnership. No assurances can be given regarding the timing or amount of a sale or any other strategic alternative, if at all.

•	In connection with the refinancing of the mortgage indebtedness encumbering the Trails Apartments in 2006, the lender obtained an appraisal of that property. In its appraisal report, dated March 15, 2006, the appraiser concluded that the market value of the Trails Apartments was $13,500,000 as of March 10, 2006.

•	The mortgage indebtedness encumbering Big Walnut Apartments of approximately $5,115,000, as of March 31, 2007, matures in September 2007, at which time a balloon payment of approximately $5,042,000 is due. The managing general partner has the option to extend the maturity on the Big Walnut Apartments loan for another five years. The managing general partner intends to refinance this indebtedness; however, there can be no assurance as to the timing or the terms of such refinancing.

•	Pursuant to the partnership agreement, the term of the Partnership is scheduled to expire on December 31, 2008. Accordingly, prior to this date the Partnership will need to either sell the investment properties or extend the term of the Partnership.

•	During the three months ended March 31, 2007, the Partnership completed approximately $173,000 of capital expenditures at Big Walnut Apartments, consisting primarily of water and sewer upgrades, floor covering replacements, interior decorating and lighting enhancements and air conditioning replacements; approximately $51,000 of capital expenditures at The Trails Apartments, consisting primarily of floor covering and appliance replacements, wall coverings and plumbing fixtures; and approximately $124,000 of capital expenditures at Reflections Apartments, consisting primarily of water and sewer replacements, insulation and sealant replacement, HVAC upgrades, grounds lighting upgrades and floor covering replacements.

•	During April 2006, Reflections Apartments suffered significant damage to all of the property’s roofs as a result of hail and wind produced by tornadoes. The estimated cost to replace the roofs is approximately $554,000. During the fourth quarter of 2006, the Partnership received insurance proceeds of approximately $442,000. The Partnership recognized a casualty gain of approximately $111,000 during the three months ended March 31, 2007 due to the receipt of additional insurance proceeds of approximately $111,000 during the quarter. A casualty gain of approximately $27,000 was recognized during the fourth quarter of 2006.

•	AIMCO Properties, L.P. (“AIMCO Properties”) made a tender offer on June 14, 2004 for the purchase of Units at a purchase price of $4,106.18 per Unit. The offer was held open through August 13, 2004 and 27 Units were accepted.

•	Since January 1, 2004, AIMCO Properties has purchased in private transactions 9.25 Units at a price of $4,106.18 per Unit in 2004 and 49.5 Units at a price of $7,468.42 per Unit in 2007 (through July 23).

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which, along with The American Partnership Board, are the only two independent, third-party sources from which we currently have information regarding secondary market sales. The American Partnership Board has reported no sales during the years ended December 31, 2004, 2005 and 2006, or during 2007 (through June 30). The gross sales prices reported by Direct Investments Spectrum does not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investment Spectrum is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum.
°	Set forth below are the high and low sales prices of Units for the year ended December 31, 2005, as reported by Direct Investments Spectrum. There have been no sales reported by the Direct Investments Spectrum during the years ended December 31, 2004 and 2006, or during 2007 (through March 31):

	HIGH	LOW
Year Ended December 31, 2005:	$4,300	$4,300
     The managing general partner urges each investor to carefully consider the foregoing information before tendering his or her units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to the offer.
Sincerely,
Davidson Diversified Properties, Inc.
Managing general partner